PLAYBOY ENTERPRISES, INC.

                                 LINDA G. HAVARD
                            EXECUTIVE VICE PRESIDENT
                            & CHIEF FINANCIAL OFFICER




                                                     June 13, 2006




VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3720
Attention: Terry French
           Accountant Branch Chief

                    RE:   Playboy Enterprises, Inc.
                          Form 10-K for the year ended December 31,
                          2005 Filed March 16, 2006 File No. 1-14790
                          ------------------------------------------

Ladies and Gentlemen:

                  Playboy Enterprises, Inc. (the "Company") has received the additional comments from the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter from Terry French, Accountant Branch Chief, dated June 5, 2006, regarding the Commission's limited review of the above-referenced Company filing (the "Comment Letter"). The Company is currently considering your comments and gathering the necessary information to formulate an appropriate response. As a result, the Company is requesting additional time to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to your comments on or before Friday, June 30, 2006.

                  If the Staff has any questions or requires additional information regarding this request for additional time to respond, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.



                                       Very truly yours,


                                       PLAYBOY ENTERPRISES, INC.


                                       By:    /s/ Linda G. Havard
                                              ------------------------------
                                       Name:  Linda G. Havard
                                              Title: Executive Vice President,
                                                     Finance and Operations and
                                                     Chief Financial Officer

cc:   Al Rodriguez
      (Securities and Exchange Commission)

      Howard Shapiro, Esq.
      (Playboy Enterprises, Inc.)





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